EXHIBIT 12.1

HINES HORTICULTURE, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands, except ratio data)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Net (loss) income from continuing operations	$(47,290)	$5,693	$10,637	$9,045	$2,702
Income taxes	5,456	4,627	8,034	6,516	1,480
Fixed charges	35,216	40,900	31,944	15,686	18,843
Cumulative effect of accounting change	55,148	—	—	—	—

Earnings	$48,530	$51,220	$50,615	$31,247	$23,025

Fixed charges	$35,216	$40,900	$31,944	$15,686	$18,843

Ratio of earnings to fixed charges	1.4x	1.3x	1.6x	2.0x	1.2x

Fixed charges
Interest expense	$27,778	$33,446	$27,441	$13,103	$17,010
Amortization of debt issuance costs	4,383	4,742	1,630	750	—
Portion of rent expense representative of interest	3,055	2,712	2,873	1,833	1,833

Total fixed charges	$35,216	$40,900	$31,944	$15,686	$18,843

	Nine Months Ended September 30,
	2003	2002
Net income (loss) from continuing operations	$9,781	$(42,599)
Income taxes	6,798	8,727
Fixed charges	22,452	27,487
Cumulative effect of accounting change	—	55,148

Earnings	$39,031	$48,763

Fixed charges	$22,452	$27,487

Ratio of earnings to fixed charges	1.7x	1.8x

Fixed charges
Interest expense	$16,970	$22,038
Amortization of debt issuance costs	3,328	3,332
Portion of rent expense representative of interest	2,154	2,117

Total fixed charges	$22,452	$27,487